Exhibit 99.3

NICE to Showcase Strategies for Driving Agile Customer and Employee Experiences

New thought leadership focused virtual events bring together acclaimed industry and product experts delivering insights on boosting performance and satisfaction using analytics, automation, cloud and WFM

Hoboken, N.J., October 13, 2020 –NICE (Nasdaq: NICE) today announced the launch of new virtual events presenting thought leadership and best practices for ensuring extraordinary experiences in the face of dynamic change. While many organizations have ensured business continuity by having employees operate remotely from home or in hybrid remote/in-office environments, neither the pandemic nor the pace of change is showing signs of abating. Agility in understanding the implications of change and swiftly making critical decisions that drive unparalleled customer and employee satisfaction is pivotal to business success. This series of virtual events, named 'Agile Customer Experience: Leadership for a New Reality' will demonstrate how organizations can leverage intelligent analytics, automation, cloud and WFM technology to deliver agile customer experiences that generate loyalty. For more information or to sign up, please click here.

This series of virtual events will feature revered analysts and NICE product leaders sharing steps companies can immediately take to empower agents as they work remotely and drive workforce agility. Analyst firms slated to present include Aberdeen, DMG Consulting, McGee-Smith Analytics and more. Key virtual events in the series include:

•	October 15, 2020: Paul Stockford, President & Chief Analyst, Saddletree Research, will discuss "The Contact Center Perfect Storm and the Agile Workforce"

•	November 12, 2020: Donna Fluss, President, DMG Consulting LLC, will present "WFM Re-Imagined for the Post COVID-19 Workforce"

•	December 1, 2020: "How AI-Driven Quality Monitoring Delivers Agile Customer Experience" by Sheila McGee-Smith, President & Principal Analyst, McGee-Smith

•	December 3, 2020: Dana Shalev, Head of Product Marketing, Multi-Channel Recording, NICE, will discuss "Contact Center’s Irreversible Trends"

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE, said. “While a lot has changed in the past six months, the importance of customer and employee experiences has not. Agility in rapidly adapting to change, whether in customer or employee needs or the business environment, directly impacts loyalty and determines the leaders of tomorrow. We're pleased to bring this series of virtual events to help organizations deliver agile customer experiences and stay on the winning side of the finish line."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.